UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2026

Anastasiia Reish
President
Nex Neo Tech Inc.
100 24th Street West #1
Billings, MT 59102

Re: Nex Neo Tech Inc.
Registration Statement on Form S-1
Filed November 26, 2025
File No. 333-291806

Dear Anastasiia Reish:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed November 26, 2025

Cover page

1. You indicate on the cover page that this offering will be conducted on a delayed or continuous basis under Rule 415 under the Securities Act of 1933. This does not appear to be consistent with your plan of distribution disclosure. Please revise or advise.
2. Please revise to include the disclosure regarding emerging growth company status found on Form S-1.

Prospectus Cover Page, page 3

3. We note your disclosure that Anastasiia Reish is able to control 100% of the voting power of the company. Please revise to provide disclosure of Anastasiia Reish's control or influence over the company.

Dilution, page 20

4. Please revise to indicate you have a historical net tangible deficit not book value.

Plan of Operation, page 24

5. Your disclosure that you will not be conducting any product research or development is not consistent with your Use of Proceeds disclosure. Please revise or advise.

Interests of Named Experts and Counsel, page 45

6. We note your disclosure indicating that your auditors are experts in auditing and accounting. Please have your auditors revise their consent to also include their consent to refer to them as experts in the registration statement.

Note 10. Subsequent Events, page F-12

7. You disclosed that you have evaluated subsequent events that occurred after November 7, 2025, the date your financial statements were issued. Please revise your disclosure to indicate that you have evaluated all events or transactions that occurred after August 31, 2025. Please also revise to disclose the date through which subsequent events were evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

General

8. Please revise to provide consistent disclosure regarding your funding for the next twelve months. For example, you disclose on page 6 that you require $30,625 to implement your plan of operations in the next twelve months, while you disclose on page 28 that you need $61,250 to develop your business and $30,625 would be sufficient only to cover professional fees and minimal business development. Similarly, your disclosure on page 23 that you do not currently have any arrangements for additional financing is not consistent with your disclosure that your chief executive officer has agreed to loan funds as needed to you.

9. In each place where you describe your business, please describe clearly the current status of your products, including the expected timeline of development and deployment.

10. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration

statement.

Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Carl P. Ranno